FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information


                               4th January 2007


             BG Signs Up for Two New Liquefied Natural Gas (LNG) Ships


BG Group plc today announced that it has signed an agreement with Samsung Heavy Industries Co Limited of South Korea for the delivery of two new-build dual-fuel diesel electric (DFDE) LNG ships. The new ships will each have a cargo capacity of 170,000 cubic-metres (m3) and are scheduled to be delivered in 2010.

Martin Houston, Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said:

"Today's agreement demonstrates our commitment to build and operate LNG carriers of the highest standard. I am delighted that we will continue our long-term relationship with Samsung. These two new vessels will replace some of our chartered ships, will improve our fleet's performance and provide us with increased flexibility in meeting the growing demand by our customers for clean burning natural gas."

Samsung will build, equip, launch and deliver the ships using the GTT Mark III membrane cargo containment system. The specification will be a new design of 170,000 m3 (cargo capacity) and will provide maximum flexibility for access into re-gasification terminals around the world. The design incorporates hull modifications and DFDE propulsion technology, which is expected to substantially improve operating efficiency and reduce air emissions compared to conventional steam turbine technology.

An additional four vessels, each with a cargo capacity of 145,000 m3, are currently under construction at Samsung Heavy Industries, Geoje Island Shipyard, South Korea. These ships are scheduled for delivery in 2007 and early 2008.


 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.








Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

A full breakdown of BG's LNG shipping, liquefaction and regasification portfolio can be found at:

http://www.bg-group.com/international/LNG_table_06.htm


Enquiries:


Communications                                              +44 (0) 118 929 2462


Out of hours media mobile:                                  +44 (0) 791 718 5707



Investor Relations              Chris Lloyd/Helen Parris/
                                Siobhan Andrews             +44 (0) 118 929 3025





Website: www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 4 January 2007                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary